UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*


                   Citadel Holding Corporation
________________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
________________________________________________________________________
                 (Title of Class of Securities)


                            172862104
________________________________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
_________________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                     November 16, 1994
_________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

     _______

                                           _______

Check the following box if a fee is being paid with the statement       .
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       Page 1 of 47 Pages


                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 47 Pages


1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

               Dillon Investors, L.P.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

          a. ___X___                     b. _______


3.        SEC USE ONLY:




4.        SOURCE OF FUNDS*:

               WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

          _______

6.        CITIZENSHIP OR PLACE OF ORGANIZATION:

               Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       647,000
8.   SHARED VOTING POWER:       None
9.   SOLE DISPOSITIVE POWER:  647,000
10.  SHARED DISPOSITIVE POWER:  None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          647,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          9.70%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 47 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. ___X___                     b. _______


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 47 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. ___X___                     b. _______


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 47 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. ___X___                     b. _______


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 6 of 47 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a. ___X___                     b. _______


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _______


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _______

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Supplement to Amendment No. 5 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr. Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer

          This Amendment No. 5 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Dillon Entities") and Bradley C. Shoup ("Shoup") (the "Dillon Entities" and "Shoup" are collectively referred to as the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 5 amends certain information set forth in the Schedule 13D filed by the Dillon Entities on March 18, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3") and Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4").


Item 4.   Purpose of Transaction

          As previously stated in Amendment Nos. 3 and 4, the Dillon
Entities have determined to solicit proxies from the stockholders of the Issuer for election at the Issuer's annual meeting of stockholders scheduled to be held December 12, 1994 (the "1994 Annual Meeting") of the following slate of directors in opposition to that expected to be nominated by the Board of Directors of the Issuer: RHD, Shoup, Ralph V. Whitworth, Jordan M. Spiegel and Timothy M. Kelley (collectively, the "Dillon Nominees"). On November 8, 1994, DI filed preliminary proxy materials with the SEC to solicit proxies for the election of the Dillon Nominees and to oppose a proposed amendment to the Issuer's Restated Certificate of Incorporation to double the number of authorized shares of Common Stock (the "Proxy Solicitation"). If elected, it is the intention of the Dillon Nominees to propose, subject to their fiduciary duties, that the Issuer effect a pro rata distribution to the Issuer's stockholders of the common stock of Fidelity Federal Bank, a Federal Savings Bank, held by the Issuer and an orderly sale of the Issuer's real estate assets at the best available price, and thereafter promptly dissolve and liquidate the Issuer. On November 15, 1994, DI filed amended preliminary proxy materials in order to respond to comments provided by the SEC on November 14, 1994, with respect to the preliminary proxy materials filed on November 8, 1994, and to take into account recent events with respect to the Issuer's issuance on November 10, 1994, to Craig Corporation ("Craig") of 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "New Preferred Stock") at a price of $3.95 per share by exchanging such shares of New Preferred Stock for $5.2 million of debt owed by the Issuer to Craig. The New Preferred Stock votes jointly with the shares of Common Stock on most matters, including the election of directors, on a share-for-share basis and is convertible into shares of Common Stock at any time, at the option of the holder, at a conversion ratio based upon the market value of the shares of Common Stock. The New Preferred Stock is redeemable at a premium at the option of the Issuer, after November 10, 1997. Holders of the New Preferred Stock have the right to require the Issuer to purchase their shares at a premium under certain circumstances, including a change of control (which would include failure of the existing directors of the Issuer or any persons elected or nominated by the existing directors of the Issuer to constitute a majority of the Board).

          As previously stated in Amendment No. 4, DI commenced litigation (the "Delaware Litigation") in the Court of Chancery of the State of Delaware in and for New Castle County against the Issuer, its present directors
James J. Cotter, Steve Wesson, Peter W. Geiger, S. Craig Tompkins and Alfred Villasenor, Jr. (the "Individual Defendants") and Craig alleging that the attempt by the Issuer's Board to change the record date for the Annual Meeting, from the previously announced date of November 4, 1994 to the November 11, 1994 date announced by the Board of Directors of the Issuer on November 4, 1994, was not for a proper corporate or business purpose of the Company but to enable the Individual Defendants to perpetuate themselves in office by improperly manipulating the corporate machinery of the Issuer, so as to permit them to issue additional shares of Common Stock to Craig or other "friendly hands" prior to the new record date and, in addition, alleging that the Issuer's issuance in October of 74,300 shares of Common Stock to Craig was done for inadequate consideration and not for a proper business purpose of the Issuer, but rather to enable the Individual Defendants to maintain themselves in office and to affect adversely and to impede the voting rights of DI and the other stockholders of the Company at the Annual Meeting. The complaint sought an order declaring that such 74,300 shares of Common Stock were improperly issued and enjoining Craig from voting such shares at the Annual Meeting, determining that any shares of Common Stock issued by the Issuer after November 4, 1994, shall not be voted or counted towards a quorum at the Annual Meeting, and preliminarily and permanently enjoining the Individual Defendants and the Issuer from issuing any shares of Common Stock prior to the Annual Meeting. On November 9, 1994, prior to the Issuer's issuance of New Preferred Stock to Craig, the Court scheduled a trial beginning January 4, 1995, after determining that a prompt trial after the 1994 Annual Meeting, together with a status quo order preserving the parties in the position they were from the time of the 1994 Annual Meeting through conclusion of the trial, would afford sufficient relief. The Court did, however, indicate that it would entertain a new request for injunctive relief should significant events occur. DI has not definitively determined whether to request relief from the Court prior to the 1994 Annual Meeting although DI will continue to monitor the situation. If the Dillon Nominees are elected by vote at the 1994 Annual Meeting or pursuant to written consent (see below), it is DI's present intention to prosecute the Delaware Litigation in order to invalidate the issuance of the New Preferred Stock. The election of the Dillon Nominees would, depending upon the outcome of such action, either permit Craig to accelerate its original $6,200,000 loan to the Issuer or to accelerate the $950,000 balance of the loan currently outstanding and require the Issuer to repurchase the New Preferred Stock at a premium, for a total cost to the Issuer of $6,200,000 plus approximately $39,000 per month pro rated from the date of issuance to the date of redemption of the New Preferred Stock. Although Dillon has not approached any financing sources with respect to the Issuer's obtaining funds to enable it to meet such obligations, DI believes, based upon the Issuer's statements with respect to its real estate assets in its Quarterly Report on Form 10-Q for the Quarter and Six Months ended
June 30, 1994, that financing, secured by such assets, would be available, although there can be no assurance on this point.

          On November 14, 1994, DI amended its complaint filed in the Delaware Litigation to seek rescission of the sale of the New Preferred Stock and to preliminarily and permanently enjoin the voting of such New Preferred Stock at the Annual Meeting or otherwise. The amended complaint of DI alleges that such issuance of New Preferred Stock was in violation of the Board's fiduciary duties, as such New Preferred Stock was issued for inadequate consideration and not for a proper business or corporate purpose of the Issuer. The shares of New Preferred Stock were issued at a share price below the closing sales price for the shares of Common Stock on the American Stock Exchange on November 10, 1994, notwithstanding the fact that such New Preferred Stock has superior liquidation, dividend and redemption rights to the shares of Common Stock, voting rights equal to the shares of Common Stock and is convertible into shares of Common Stock. A copy of the amended complaint filed by DI in the Delaware Litigation is attached hereto as Exhibit B and is incorporated herein by reference.

          On November 16, 1994, DI filed preliminary consent solicitation materials with the SEC with respect to the solicitation of consents from the stockholders of the Issuer (the "Consent Solicitation"). The record date for determining the persons entitled to deliver a consent in the Consent Solicitation is November 7, 1994 (the date on which, as previously disclosed, RHD delivered his Consent to the Issuer), rather than the Issuer's proposed November 14, 1994 record date for the Proxy Solicitation, which allows only the recordholders of shares of Common Stock (as the only voting securities) prior to the issuance of the New Preferred Stock to vote their shares of Common Stock with respect to the composition of the Board. Pursuant to the Consent Solicitation, DI is seeking the consent (the "Consent") of the stockholders of the Issuer to (1) the removal of the current directors of the Issuer, (2) the election of the Dillon Nominees, and (3) the amendment of the Issuer's By-Laws to restrict the indemnification of (or the advancement of expenses to) the Issuer's officers, directors, employees and agents without the prior approval of the holders of the majority of the Common Stock of the Issuer outstanding. The Consent provides that such amendment to the Issuer's By-Laws may not be further amended without the approval of either of the holders of the majority of the Common Stock outstanding or a majority of the Board of Directors of the Issuer who are not "Continuing Directors". Continuing Directors are defined for purposes of the Consent as (i) each member of the Board of Directors of the Issuer on November 4, 1994, and
(ii) any member of the Board of Directors of the Issuer who was nominated for election or elected to such Board of Directors with the affirmative vote of the majority of the Continuing Directors who were members of such Board at the time of such nomination or election. Adoption of the proposed corporate actions addressed in the Consent will require the consent of the holders of a majority of the shares of Common Stock outstanding on November 7, 1994, in accordance with Delaware law.

          On November 16, 1994, the Issuer filed an answer and counterclaim against DI in the Delaware Litigation which seeks an order declaring invalid any purported removal of the Board either prior to the 1994 Annual Meeting (unless consented to by a majority of the stockholders entitled to vote at the 1994 Annual Meeting, which would include Craig as the holder of the New Preferred Stock) or after the 1994 Annual Meeting, declaring that the consent procedure cannot be used to amend the By-Laws as set forth in the Consent and that any such amendment is void, even if approved by the stockholders, and enjoining DI from utilizing consents to attempt to obtain stockholder approval of such By-Laws amendment. DI believes the Issuer's counterclaim to be simply another attempt to prevent public stockholders from exercising their voting rights without the dilution of such rights caused by the issuance of the New Preferred Stock to Craig in anticipation of the 1994 Annual Meeting and DI's Proxy Solicitation.

          On November 16, 1994, the Issuer commenced an action in the United States District Court for the Central District of California (the "California Litigation") against the Reporting Persons and the Dillon Nominees (collectively, the "California Litigation Defendants") alleging that the California Litigation Defendants have violated Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder by failing to disclose certain information in the Schedule 13D, as amended. The complaint of the Issuer seeks an order forbidding the California Litigation Defendants from soliciting any proxies or consents related to shares of Common Stock of the Issuer until the California Litigation Defendants have disclosed the material information allegedly omitted from, and corrected the information allegedly misstated in, the
Schedule 13D and amendments thereto; prohibiting the voting of any shares of Common Stock pursuant to any proxy or consent which may be granted pursuant to the California Litigation Defendants' Proxy Solicitation prior to the date ten days following public dissemination of the corrective disclosures; enjoining each of the California Litigation Defendants from acquiring or attempting to acquire any further shares of Common Stock of the Issuer until ten days after the California Litigation Defendants have disclosed the material information allegedly omitted from, and corrected the information allegedly misstated in, the Schedule 13D and the Amendments thereto; enjoining each of the California Litigation Defendants from exercising or attempting to exercise any influence or control over the business or management of the Issuer until an amendment to the Schedule 13D is filed disclosing all material information allegedly omitted from the Schedule 13D and the Amendments thereto; enjoining each of the California Litigation Defendants from using or attempting to use any shares of Common Stock as a means of controlling or affecting the management of the Issuer; and prohibiting the California Litigation Defendants from soliciting or arranging the solicitation of orders to buy or sell any shares of the Issuer. The Reporting Persons, together with the other California Litigation Defendants, intend to file an answer to the Issuer's complaint in the California Litigation which reflects their belief that the claims of the Issuer are without merit and will vigorously defend against such claims. A copy of the complaint filed by the Issuer in the California Litigation is attached hereto as Exhibit C and is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          See Item 4 above.


Item 7.   Material to Be Filed as Exhibits

          Exhibit A - Joint Filing Agreement, dated November 11, 1994, among the Reporting Persons. (Included at page 13 of this Amendment
          No. 5 to Schedule 13D.

          Exhibit B - Amended Complaint filed by DI on November 14, 1994 in the Court of Chancery of the State of Delaware in and for New Castle County in action captioned Dillon Investors, L.P. v.
          James J. Cotter, Steve Wesson, Peter W. Geiger, S. Craig Tompkins, Alfred Villasenor, Jr., Craig Corporation and Citadel Holding Corporation, C.A. No. 13867 (Included beginning at page 14 of this Amendment No. 5 to Schedule 13D.)

          Exhibit C - Complaint filed by the Issuer on November 16, 1994 in the United States District Court for the Central District of California in action captioned Citadel Holding Corporation v. Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. Foundation, Bradley C. Shoup, Timothy M. Kelley, Ralph V. Whitworth and Jordan M. Spiegel (Included beginning at page 26 of this Amendment No. 5 to Schedule 13D.)


SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 17, 1994                  Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.,
                                         General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.,
                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                         Bradley C. Shoup